Simpson Thacher & Bartlett LLP

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WASHINGTON, D.C. 20001

TELEPHONE: +1-202-636-5500

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Direct Dial Number (202) 636-5592	E-mail Address steven.grigoriou@stblaw.com

June 17, 2025

VIA EDGAR

Aaron Brodsky

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Audax Private Credit Fund, LLC

File No. 000-56739

Dear Mr. Brodsky:

On behalf of Audax Private Credit Fund, LLC (the “Fund”), we transmit for filing the Fund’s responses to comments received by letter from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) on May 22, 2025 relating to the above-referenced registration statement on Form 10-12G (the “Registration Statement”), originally filed with the Commission on April 23, 2025, voluntarily registering its limited liability company interests, par value $0.001, under Section 12(g) of the Securities Exchange Act of 1934, as amended (“Exchange Act”), through the Commission’s electronic data gathering, analysis and retrieval (“EDGAR”) system.

For convenience of reference, the comments of the Staff have been reproduced herein. We have discussed the Staff’s comments with representatives of the Fund. The Fund’s responses to the Staff’s comments are set out immediately under the reproduced comment. Please note that all page numbers in the Fund’s responses are references to the page numbers of the Registration Statement. All capitalized terms used but not defined in this letter have the meanings given to them in the Registration Statement.

June 17, 2025

Risk Factor Summary

Risks Related to Our Portfolio Investments (page 5)

1.

The fourth bullet point under the “Risks Related to Our Portfolio Investments” subheading states that the portfolio “may be concentrated in a limited number of portfolio companies and industries…” Please disclose this concentration focus in the principal investment strategy section, and include in the disclosure the industry or group of industries in which the Fund will concentrate.

Response: The Fund respectfully acknowledges the Staff’s comment and notes that it does not have a policy to concentrate its investments in a particular industry or group of industries. However, the Fund believes that the risk factor is appropriate to advise investors that, to the extent the Fund invests in a limited number of industries or portfolio companies, the Fund is subject to a risk of significant loss if there is a downturn in a particular industry or portfolio company in which the Fund invests. As a result, the Fund has revised the cited risk factor in the Registration Statement as follows:

“Our portfolio may be invested ~~concentrated~~ in a limited number of portfolio companies and industries, which will subject us to a risk of significant loss if any of these companies defaults on its obligations under any of its debt instruments or if there is a downturn in a particular industry.

Although we do not intend to focus our investments in any specific industries, our portfolio may be invested ~~concentrated~~ in a limited number of portfolio companies and industries. Beyond the asset diversification requirements associated with our qualification as a RIC under Subchapter M of the Code, we will not have fixed guidelines for diversification; while we do not intend to target any specific industries, our investments may be limited to ~~concentrated~~ in relatively few industries. As a result, the aggregate returns we realize may be significantly adversely affected if a small number of investments perform poorly or if we need to write down the value of any one investment. Additionally, a downturn in any particular industry in which we are invested could also significantly impact the aggregate returns we realize.”

Item 1. Business

The Fund (page 7-8)

2.

The third paragraph under the subheading for “The Fund” on page 7 indicates that the Fund intends to invest primarily in senior secured first lien loans, with minority exposure to second lien loans, subordinated or mezzanine loans, and equity and “similar investments” in privately owned U.S. middle market companies. Please disclose what “similar investments” means in this context.

Response: The Fund has revised the Registration Statement to remove the reference to “similar investments.”

June 17, 2025

3.	The first sentence in the first paragraph on page 8 describes the Fund’s 80% policy. In connection with that disclosure, please:

a.	Add disclosure defining the terms “private credit instruments” and “warrant kickers”; and

Response: The Fund has revised the Registration Statement as follows:

Under normal circumstances, we will invest at least 80% of our total assets (which includes net assets plus borrowings for investment purposes) directly or indirectly in private credit instruments, which include any directly originated leveraged loan and may include other loans, notes, bonds and/or other debt securities, and for these purposes will include equity and/or warrant kickers in connection with such transactions (collectively, “Private Credit ~~Investments~~Instruments ”). As used herein, an “equity and/or warrant kicker” is an equity incentive used in connection with a credit investment to enhance the risk return profile of such investment, whereby the lender provides credit and, in exchange, receives an equity position or a right to purchase an equity position in the borrower’s company as a part of the overall financing arrangement. “Equity and/or warrant kickers” are structured as conditional rewards, granting the lender equity ownership or a right to purchase equity in a borrower’s company that will be paid at a future date when the business attains specific performance goals.

b.	Supplementally explain the basis for including “equity” investments in the definition of “Private Credit Investments,” or otherwise revise the disclosure.

Response: The Fund’s principal investment strategies are to invest primarily in directly originated loans. The Fund’s investment strategy will also include a smaller allocation to more liquid credit investments such as broadly syndicated loans and corporate bonds which may be used for the purposes of maintaining liquidity for the Fund’s share repurchase program and liquidity management. The Fund believes that it is appropriate to include “equity and/or warrant kickers” in the definition of “Private Credit Instruments” (as revised in response to 3(a) above) because the equity and/or warrant kicker are acquired in connection with credit investments and would not have been acquired by the Fund but for the debt transaction, which transaction may not have been as economically favorable if structured solely as a debt investment without the benefit of the bargain associated with the addition of such equity and/or warrant kickers. In addition, while equity and/or warrant kickers tend to have de minimis value at the time of investment, they may have value in the future and the Fund should not be disadvantaged, which would be the case should an equity and/or warrant kicker ended up increasing in value, particularly when acquired solely as a component of a qualifying debt transaction. By including equity and/or warrant kickers received in connection with private credit investments in the definition of Private Credit Instruments (and therefore the Fund’s 80% policy under Rule 35d-1), the test will more accurately reflect the economic substance of the Private Credit Instrument at the time of investment. Therefore, the Fund respectfully believes that equity and/or warrant kickers received in connection with a Private Credit Instrument investment should be counted towards the Fund’s 80% policy.

June 17, 2025

4.

The first paragraph on page 8 indicates that certain derivative instruments will be counted toward the Fund’s 80% policy, and that the Fund may invest through “certain synthetic instruments.” Please disclose a definition and/or examples of “synthetic instruments,” and please specify in the disclosure the specific types of derivatives that will be used as part of the Fund’s principal investment strategy.

Response: The Fund notes that the Adopting Release for Rule 35d-1 (e.g., the names rule) states that 80% of a fund’s investments needs to be invested in the particular type of investment suggested by its name and indicates that a fund, in appropriate circumstances, could “include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” See Investment Company Names, Investment Company Act Release No. 24828, at n. 13 (Jan. 17, 2001). In connection therewith, the Fund confirms that “certain synthetic instruments” would include any investment that provides investment exposure to investments that are part of the 80% policy of the Fund. Further, the Fund confirms that it does not currently intend to use derivatives as a principal part of its investment strategy and, accordingly, does not believe any additional disclosure is needed at this time.

Private Offering (page 9)

5.

Disclosure in the first paragraph on page 9 discusses the private offerings the Fund expects to conduct following the Conversion Effective Date. Please supplementally confirm and disclose whether the Conversion Effective Date refers to April 23, 2025, when the Fund filed its N-54A.

Response: The Fund confirms that the Conversion Effective Date refers to April 23, 2025, when the Fund filed its N-54A.

6.	Please also supplementally explain whether the Fund intends to offer shares before effectiveness of the Form 10.

Response: The Fund confirms that it is currently conducting a private offering of its Shares to investors in reliance on and compliance with exemptions from the registration requirements of the Securities Act of 1933, as amended (the “Securities Act”), including the exemptions provided by Section 4(a)(2) of the Securities Act and Regulation D and Regulation S promulgated thereunder.

7.

Disclosure on page 9 indicates that Initial Members are subject to certain commitments to purchase shares, and states more generally that the Fund “reserves the right to enter into Subscription Agreements that contain terms and conditions not found in the Subscription Agreements entered into with other investors, subject to applicable law…” Please explain to us supplementally:

a.

How having Subscription Agreements with different terms would comply with Section 18 (as modified by Section 61) under the Investment Company Act of 1940 (“Investment Company Act”) (e.g., could it result in an investor having priority over any other investor as to distribution of assets or payment of dividends?);

June 17, 2025

Response: The Fund notes that it may only enter into Subscription Agreements with different terms (an “Alternate Subscription Agreement”) if consistent with applicable law, including Section 18 (as modified by Section 61) of the Investment Company Act, and has not and does not intend to enter into any Alternate Subscription Agreements that could result, for example, in an investor having priority over any other investor as to distribution of assets or payment of dividends. In support of this, the Fund respectfully directs the Staff to the sentence following the disclosure in question, which notes that “[n]o investor in the Private Offering will be permitted to make an investment in the Fund on economic terms and conditions that are more favorable than the economic terms and conditions contained in the Subscription Agreements entered into with all other investors.”

b.	Whether different terms in any Subscription Agreements could have a material, negative effect on other Fund investors;

Response: As described above, the Fund may only enter into an Alternative Subscription Agreement if consistent with applicable law, including the Investment Company Act. The Fund also notes that it does not intend to enter into any Alternate Subscription Agreements that provide for material restrictions of the Fund’s activities. Accordingly, the Fund confirms that it has not entered and will not enter into any Alternate Subscription Agreement with any shareholder that would have the effect of creating different terms for such shareholder’s investment in the Fund in contravention of applicable law, including Section 18 (as modified by Section 61) of the Investment Company Act, or that would have a material, negative effect on other shareholders. Any Alternative Subscription Agreements that the Fund enters into would be limited to terms that do not provide any shareholder with: (i) priority over any other shareholder as to distribution of assets or payment of dividends, (ii) preferential redemption or withdrawal rights (except to the extent necessary and/or permitted under applicable law), (iii) preferential rights with respect to portfolio holdings or exposures (except to the extent necessary and/or permitted under applicable law), (iv) access to material non-public information (except in accordance with Regulation FD under the Securities Act and other applicable securities laws), or (v) a different management fee from that paid by other shareholders. Capital can be called at any time within the year and other investors can come in directly and there is no negative effect on them.

c.	Whether the terms of different Subscription Agreements will be disclosed to all Fund investors, and how they will be disclosed, including the timing of such disclosure;

June 17, 2025

Response: The terms of any Alternate Subscription Agreement do not need to be disclosed to other shareholders in accordance with securities laws unless material to other shareholders. The Fund notes that the terms of any Alternate Subscription Agreement are by nature generally immaterial to other investors, but differences are required by certain anchor or institutional investors, for example early investors that subscribed to the Fund during the private fund stage, prior to the Conversion Effective Date, and/or private placement partners.

d.	Whether the terms of these Subscription Agreements include preferential redemption or withdrawal rights, or about portfolio holdings or exposures; and

Response: As described above, any Alternative Subscription Agreements that the Fund enters into would be limited to terms that do not provide any shareholder with: (i) preferential redemption or withdrawal rights (except to the extent necessary and/or permitted under applicable law), or (ii) preferential rights with respect to portfolio holdings or exposures (except to the extent necessary and/or permitted under applicable law).

e.	Whether the terms of these Subscription Agreements have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such agreements are made.

Response: The Fund confirms that any Alternative Subscription Agreements that the Fund enters into would be limited to terms that do not have a direct or indirect effect on the management fee attributable to the applicable shareholders with whom such Alternative Subscription Agreements are made.

Our Adviser (page 10)

8.

The first paragraph on Page 10 under the “Our Adviser” subheading states that Audax Private Debt “will provide the Adviser with a team of investment professionals...” Please explain supplementally to the staff whether there is a resource-sharing agreement in place between the Fund or the Adviser and Audax Private Debt, or any other affiliated entity of the Fund or Adviser. If so, in your response, address:

Response: The Fund confirms that the Adviser has entered into a resource sharing agreement with Audax Management Company (NY), LLC (“AMCNY”), its sole owner (the “Resource Sharing Agreement”).

a.

The specific services Audax Private Debt or any other affiliated entity of the Fund or Adviser and its employees will provide on the Adviser’s behalf, and why those services do not amount to advisory services provided to the Fund;

June 17, 2025

Response: The Adviser serves as the sole investment adviser to the Fund. None of Audax Private Debt, AMCNY or any other affiliated entity of the Fund or Adviser have or will enter into an investment advisory agreement with the Fund. Rather, pursuant to the Resource Sharing Agreement, AMCNY provides the Adviser with certain persons employed by AMCNY (each, a “Shared Employee”), investment professionals and access to its resources. Pursuant to the Resource Sharing Agreement, AMCNY provides such resources and services to the Adviser only, so as to enable the Adviser, a relatively new registered investment adviser, to fulfill its obligations under the Advisory Agreement and provide advisory services to the Fund with respect to the origination, purchase, sale and holding of loans, securities and other financial instruments. For the avoidance of doubt, AMCNY does not provide investment advisory services of any kind directly to the Fund and the Shared Employees provide these services under the supervision of the Adviser, pursuant to the Adviser’s Advisory Agreement with the Fund. The Shared Employees who provide these services are subject to the oversight of and control of the Adviser, and the services are provided exclusively in that person’s capacity as a supervised person of the Adviser. Further, AMCNY is obligated to cooperate with the Adviser’s supervisory efforts under the Resource Sharing Agreement, and to make periodic reports to the Adviser regarding the adherence of Shared Employees to applicable law. The Resource Sharing Agreement also lays out specific requirements incumbent upon each Shared Employee who provides any such advisory service, including that each such employee: be subject to the supervision and oversight of the Adviser’s officers and directors (including its Chief Compliance Officer); take actions only as approved by the Adviser and shall not have any discretionary authority over accounts (unless authorized by the Adviser); take reasonable steps to assure that communications with the Fund reflect the Shared Employee’s status as a supervised person of the Adviser; and at all times comply with fiduciary duties owed to the Fund by the Adviser.

In summation: (1) the Adviser is currently wholly owned by AMCNY, and AMCNY expects, at all times, to retain control of the Adviser; (2) pursuant to the Resource Sharing Agreement, AMCNY will provide the Adviser with certain experienced investment professionals and access to the resources of AMCNY so as to enable the Adviser to fulfill its obligations under the Advisory Agreement; (3) the Adviser will depend on AMCNY to provide the employees that will pursue the investment strategy of the Fund; (4) any employee of AMCNY who provides investment advice with respect to the Fund through the Resource Sharing Agreement will be a supervised person of the Adviser under Section 202(a)(25) of the Investment Advisers Act of 1940, as amended (the “Advisers Act”); and (5) AMCNY will not receive any advisory fees from the Fund. As such, the Resource Sharing Agreement does not amount to an advisory contract under the Investment Company Act.

b.	The extent to which the Adviser will depend on Audax Private Debt or another affiliated entity’s personnel;

Response: As described above, the Adviser will rely on certain Shared Employees to assist it in discharging its duties under the Advisory Agreement with the Fund. These Shared Employees will be subject to the oversight, control, and supervision of the Adviser as if they were employees of the Adviser.

June 17, 2025

c.

Whether Audax Private Debt or another affiliate’s personnel who provide investment advice with respect to the Fund will be supervised persons of the Adviser under Section 202(a)(25) of the Investment Advisers Act of 1940;

Response: Pursuant to the Resource Sharing Agreement, to the extent that a Shared Employee participates in the rendering of advisory services to the Fund, the Shared Employee shall be subject to the oversight and control of the Adviser, and such Advisory Services shall be provided to the Adviser or the Fund by such Shared Employee exclusively in his or her capacity as a supervised person of the Adviser.

d.	Whether and what fees are paid to Audax Private Debt or another affiliate and whether or not they are paid pursuant to a resource sharing agreement;

Response: No fees are paid pursuant to the Resource Sharing Agreement.

e.	Whether Audax Private Debt or other identified affiliates are considered to be fiduciaries with respect to the Fund;

Response: Neither Audax Private Debt nor AMCNY (nor, for the avoidance of doubt, other identified affiliates, other than the Adviser) is a fiduciary with respect to the Fund. However, under the terms of the Resource Sharing Agreement, each Shared Employee providing advisory services is required to act at all times in a manner consistent with the fiduciary duties owed to the Fund.

f.

Whether the personnel being provided to the Fund are personnel of Audax Private Debt or any of its affiliates, and how these entities are affiliated with the Adviser and Fund (i.e., controlled subsidiaries, wholly or majority owned); and

Response: Shared Employee are employees of AMCNY, which is the sole owner of the Adviser.

g.	The registration status of Audax Private Debt and each identified affiliate.

Response: Both AMCNY and the Adviser are investment advisers registered under the Advisers Act.

History of Low Losses (page 13)

9.

Disclosure on page 13 under the “History of Low Losses” subheading references the aggregate realized loss ratio of Audax Private Debt’s senior secured lending strategies. Please supplementally explain how this disclosure is not potentially materially misleading to investors. In responding to this comment, please consider the following:

a.

Are the strategies, objectives, and/or policies for the Audax Private Debt senior secured lending strategies substantially similar to the Fund’s? Are there any material differences that have not been disclosed?

June 17, 2025

Response: The Fund confirms that the strategies, objectives, and/or policies for the Audax Private Debt senior secured lending strategies are substantially similar to that of the Fund, which “intends to invest primarily in senior secured first lien loans…” in alignment with the senior secured lending strategies. The Fund confirms that there are not material differences between the strategies that have not been disclosed.

b.

How did the Fund consider that it was appropriate to present performance information about the aggregate realized loss ratio for the Audax Private Debt senior secured lending strategies, as opposed to other metrics and other strategies? For example, did other Audax Private Debt strategies have higher realized loss ratios during the same time period?

Response: The Fund notes that, consistent with the response above, inclusion of the aggregate realized loss ratio for the Audax Private Debt senior secured lending strategies is appropriate because the senior secured lending strategy is substantially similar to that of the Fund, which intends to focus primarily on investments in senior secured first lien loans. The Fund does not expect a material portion of its investments to be comprised of second lien loans, subordinated or mezzanine loans. Further, the Fund respectfully submits that this disclosure is important for investors to have a meaningful understanding of Audax Private Debt’s experience in senior secured lending, which is appropriate given the limited track record available for the Fund and its Adviser at this point in time. In addition, the Fund does not believe that the disclosure is misleading because it is calculated from the inception of Audax Private Debt’s first senior secured lending strategy, which was established in 2007.

c.	How did the Fund determine that it was not appropriate to present information about other relevant strategies with unrealized gains or realized losses?

Response: The Fund respectfully directs the Staff to its responses to Comments 9(a) and (b) above and reiterates that, given the Fund intends to predominantly invest in senior secured first lien loans (not second lien, subordinated or mezzanine loans) as its primary investment strategy, the Fund believes that it is not appropriate, and in fact could be misleading to investors, to include predominantly second lien, subordinated or mezzanine loan-focused strategies in this calculation.

Incentive Fee (pages 19-20)

10.	Disclosure starting on page 19 discusses the Incentive Fee. Please include in disclosure numeric examples and a graphical representation demonstrating the operation of the Incentive Fee.

Response: The Fund respectfully declines to include a graphical representation illustrating the incentive fee as it does not believe that examples of the operation of the incentive fee is necessary for investors in a privately-offered BDC. Further, the Fund respectfully submits that it is not aware of a requirement in Form 10 to include such examples or graphical representations. Accordingly, no changes to the disclosure have been made.

June 17, 2025

Share Repurchase Program (page 23)

11.

Disclosure on page 23 in the last paragraph under the “Share Repurchase Program” heading references the potential offer to repurchase shares pursuant to a tender offer. Rule 14e-8 under the Exchange Act prohibits announcements of tender offers without the intention to commence such offers within a reasonable time. Please revise the registration statement to limit the discussion of tender offers to general information like how tender offers will be funded, any general frequency (i.e., quarterly, semi-annually, annually, etc.), the effect that share repurchases and related financings might have on expense ratios and portfolio turnover, the ability of the Fund to achieve its investment objectives, and potential tax consequences to investors. We believe that specific procedures that the Fund currently intends to follow at the time it makes a tender offer, such as how the price to be paid for tendered shares will be determined, how long the offer will remain open, and when payment will be made, are more appropriate to disclose in the tender offer documents sent to investors when an offer is made.

Response: The Fund respectfully acknowledges the Staff’s comment and has deleted from the Registration Statement specific procedures that the Fund currently intends to follow at the time it makes a tender offer.

12.	Please include a fee table that complies with Form N-2.

Response: The Fund respectfully declines to include a fee table that conforms to Item 3 of Form N-2 because Form 10 does not require the inclusion of such table. The Fund’s actual expense and fee-related information will be publicly available in the financial statements included in its periodic reports.

Co-Investment Relief (pages 25-26)

13.

Starting on page 25, there is a discussion of various exemptive applications the Fund and Adviser have submitted. Please disclose that there is no guarantee that such relief will be granted, to the extent not already disclosed.

Response: The Fund has revised the Registration Statement accordingly.

Item 1A. Risk Factors (pages 45-97)

Risks Related to Our Portfolio Company Investments

14.	Disclosure on page 62 includes a risk factor for “Covenant-Lite Loans.” Please reference such loans in the discussion of the Fund’s principal strategy, or remove from the principal risk discussion.

June 17, 2025

Response: The Fund respectfully acknowledges the Staff’s comment and notes that it does not expect that “Covenant-Lite Loans” will be used as part of the Fund’s principal strategy; however, the Fund may invest in “Covenant-Lite Loans” as a part of its investment strategy and as such believes it is appropriate to include risk disclosure regarding such investments. Therefore, the Fund respectfully submits that no disclosure revision is necessary in response to this comment.

15.

Disclosure in the second-to-last paragraph on page 64 states “we do not intend to focus our investments in any specific industries,” yet disclosure at the end of that sentence, and elsewhere in the filing, states that the portfolio “may be concentrated in a limited number of portfolio companies and industries.” Please reconcile these statements to clarify whether the portfolio will be concentrated in a limited number of portfolio companies and industries.

Response: The Fund respectfully acknowledges the Staff’s comment and refers the Staff to comment and response 1 herein.

16.

Disclosure in the third-to-last paragraph on page 69 indicates that the Fund may utilize instruments such as forwards, currency options and interest rate swaps, caps, collars, and floors to seek to hedge against fluctuations. To the extent any of these instruments will be used as part of the Fund’s principal strategy, please disclose such instruments in the discussion of such strategy.

Response: The Fund respectfully acknowledges the Staff’s comment and notes that it does not expect that any of these instruments will be used as part of the Fund’s principal strategy. The Fund respectfully submits that no disclosure revision is necessary in response to this comment.

17.

Disclosure in the third-to-last paragraph on page 70 references “new regulatory requirements” applicable to OTC derivatives, and indicates that similar changes “are in the process of being implemented in other major financial markets.” Consider revising this discussion if it is outdated.

Response: The Fund respectfully acknowledges the Staff’s comment and has revised the Registration Statement accordingly.

General Risks Relating to an Investment in the Fund

18.	Disclosure on page 96 indicates that the Fund may invest in certain debt and equity investments through taxable subsidiaries. In connection with the use of such subsidiaries, please:

a.	Disclose that any such subsidiary includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund.

June 17, 2025

Response: The Fund respectfully acknowledges the Staff’s comment and has made the requested revision to the disclosure on page 46-47 of the Registration Statement as follows:

“In addition to issuing securities to raise capital as described above, we could securitize our investments to generate cash for funding new investments. To securitize our investments, we likely would create a wholly-owned subsidiary, contribute a pool of loans to the subsidiary and have the subsidiary issue primarily investment grade debt securities to purchasers who we would expect would be willing to accept a substantially lower interest rate than the loans earn. The term “subsidiary” includes entities that engage in investment activities in securities or other assets that are primarily controlled by the Fund. Further, the Fund will treat a wholly-owned subsidiary’s assets as assets of the Fund for purposes of determining compliance with various provisions of the Investment Company Act applicable to the Fund, including those relating to investment policies (Section 8), capital structure and leverage (Sections 18 and 61) and affiliated transactions and custody (Sections 17 and 57). The Fund would generally expect to consolidate any such wholly-owned subsidiary for purposes of our financial statements and compliance with the Investment Company Act. In addition, the Board will comply with the provisions of Section 15 of the Investment Company Act with respect to a wholly-owned subsidiary’s investment advisory contract, if applicable. The Fund currently has three wholly-owned subsidiaries, APCF SPV I, LLC, Audax Private Credit Subsidiary, LLC, and APCF Equity, LLC (the “Subsidiaries”). Each Subsidiary does not have an investment advisory contract and uses the same custodian as the Fund.”

b.

Disclose that the Fund complies with the provisions of the Investment Company Act governing capital structure and leverage (Section 18, as modified by Section 61) on an aggregate basis with the subsidiary.

Response: The Fund has made the requested revision to its disclosure; please see excerpted language in the response to Comment 18(a).

c.

Disclose that any investment adviser to the subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15 as it applies through Section 59) as if it were an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. Any investment advisory agreement between the subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement.

Response: The Fund has made the requested revision to its disclosure; please see excerpted language in the response to Comment 18(a). Currently, no such investment advisory contracts exist between any subsidiaries and an investment adviser. The Fund confirms it will file any such contract in a future Exchange Act filing, if applicable.

d.	Disclose that each subsidiary complies with provisions relating to affiliated transactions and custody (Section 17 as modified by Section 57). Identify the custodian of the subsidiary, if any.

June 17, 2025

Response: The Fund has three wholly-owned subsidiaries. The requested change has been made. Please see excerpted language in the response to Comment 18(a).

e.

Disclose any of the subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a Fund that invests in a subsidiary should reflect aggregate operations of the Fund and the subsidiary.

Response: The Fund has three wholly-owned subsidiaries. The Fund has updated its disclosure in the Registration Statement to note that its principal risk factors apply to the Fund and its subsidiaries on a consolidated basis.

f.	Explain in correspondence whether the financial statements of the subsidiary will be consolidated with those of the Fund. If not, please explain why not.

Response: The Fund has updated its disclosure in the Registration Statement to note that the financial statements of any subsidiary of the Fund will be consolidated with those of the Fund. Please see excerpted language in the response to Comment 18(a).

g.

Confirm in correspondence that the subsidiary and its board of directors will agree to inspection by the staff of the subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder, as modified by Section 64.

Response: The Fund so confirms.

h.

Confirm that the wholly-owned subsidiary’s management fee (including any performance fee), if any, will be included in “Management Fees,” and the wholly-owned subsidiary’s expenses will be included in “Other Expenses” in the Fund’s fee table.

Response: The Fund so confirms.

Item 2. Financial Information

19.	Please discuss in your response letter the Fund’s method for accounting for offering costs. Please include appropriate U.S. GAAP citations that support the accounting treatment.

Response: For accounting purposes, the Fund is operated as a continuously-offered fund. The Fund intends to capitalize and expense its offering costs over 12 months as permitted under FASB ASC 946-20-25-6 and 946-20-35-5.

20.

Please ensure that the Fund will comply with the Exchange Act reporting requirements in filing its first 10-Q or 10-K. After a registrant’s first registration statement is effective, a Form 10-Q for the quarter following the most recent period included in the registration statement is due the later of 45 days after the effective date or the date the Form 10-Q would otherwise be due. If the effective date of an initial registration statement was within 45 days (90 days for a Smaller Reporting Company) after the fiscal year-end, but does not include the audited statements of the just recently completed year, the annual Report on Form 10-K is due within 90 days after its fiscal year-end.

June 17, 2025

Response: The Fund respectfully acknowledges the Staff’s comment.

Item 5. Directors and Executive Officers (pages 110-115)

21.	Please disclose how the Fund determined the independent directors are independent. See Item 407(a) of Regulation S-K.

Response: The Fund respectfully acknowledges the Staff’s comment and has revised the disclosure under “Director Independence” on page 117 of the Registration Statement as follows:

Pursuant to the Limited Liability Company Agreement, a majority of the Board will consist of independent directors. The Fund refers to independent directors as directors who are not “interested persons” (as defined in Section 2(a)(19) of the Investment Company Act) of the Fund or Audax Group. On an annual basis, each member of the Board is required to complete a questionnaire eliciting information to assist the Board in determining whether the Independent Directors continue to be independent under the Investment Company Act. The Board limits membership on the Audit Committee and the Nominating and Corporate Governance Committee to Independent Directors. For more information regarding the independence of our directors, see “Item 5. Directors and Executive Officers.”

Based on the foregoing independence standard and the recommendation of the Nominating and Corporate Governance Committee, after reviewing all relevant transactions and relationships between each director, or any of his or her family members, and the Fund or Audax Group, the Board has determined that Messrs. Brown, Dowling, Moyer and Nemia qualify as Independent Directors.

General Comments

22.

Response to this letter should be in the form of a pre-effective amendment filed under the Exchange Act. The amendment filing should be accompanied by a supplemental letter that includes your responses to each of these comments. Where no change will be made in the filing in response to a comment, please indicate this fact in your supplemental letter and briefly state the basis for your position.

Response: The Fund respectfully acknowledges the Staff’s comment.

23.	Please advise us if you have submitted, or expect to submit, any exemptive application or no-action request in connection with the registration statement.

June 17, 2025

Response: The Fund respectfully states that, as of the date of this response letter, it has not submitted and does not expect to submit any exemptive application (other than the co-investment exemptive application) or any no-action request in connection with the Registration Statement. In addition, unless otherwise disclosed herein or the Registration Statement, the Fund is not relying upon any no-action letters or other guidance previously issued by the Staff.

24.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to Fund disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response: The Fund respectfully acknowledges the Staff’s comment.

* * * * * * * *

Please do not hesitate to call me at (202) 636-5592 with any questions or further comments regarding this submission or if you wish to discuss any of the above responses.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

cc:	Thankam Varghese, Securities and Exchange Commission

Michael Spratt, Securities and Exchange Commission

Ken Ellington, Securities and Exchange Commission

Grant Bokerman, Audax Private Debt

Rajib Chanda, Simpson Thacher & Bartlett LLP

Hadley Dryland, Simpson Thacher & Bartlett LLP